Filed Pursuant to Rule 433
Registration No. 333-233075
Pricing Term Sheet

May 6, 2021

BROADRIDGE FINANCIAL SOLUTIONS, INC.

Pricing Term Sheet

Issuer:	Broadridge Financial Solutions, Inc.

Security:	2.600% Senior Notes due 2031 (the “Notes”)

Anticipated Ratings*:	Moody’s: Baa1 / S&P: BBB+ / Fitch: BBB+

Principal Amount:	$1,000,000,000

Trade Date:	May 6, 2021

Settlement Date**:	T+7; May 17, 2021

Maturity:	May 1, 2031

Coupon:	2.600%

Public Offering Price:	99.957% of the principal amount, plus accrued interest, if any, from May 17, 2021 if settlement occurs after that date

Yield to Maturity:	2.605%

Spread to Benchmark Treasury:	T+105 bps

Benchmark Treasury:	1.125% due February 15, 2031

Benchmark Treasury Price and Yield:	96-03+ and 1.555%

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2021

Optional Redemption:
Prior to February 1, 2031 (the “Par Call Date”), make-whole call at any time at a discount rate of U.S. Treasury plus 20 basis points.

On or after the Par Call Date, at any time at a redemption price equal to 100%.

Special Mandatory Redemption:	The Notes may be subject to a special mandatory redemption on the terms and conditions described in the Preliminary Prospectus Supplement.

CUSIP:	11133T AE3

ISIN:	US11133TAE38

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:
J.P. Morgan Securities LLC
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. HSBC Securities (USA) Inc. Loop Capital Markets LLC Santander Investment Securities Inc. Scotia Capital (USA) Inc. Barclays Capital Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**It is expected that delivery of the Notes will be made against payment therefor on or about May 17, 2021, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the four business days thereafter will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read these documents, including the documents incorporated by reference therein, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (1) J.P. Morgan Securities LLC collect at 212-834-4533, (2) BofA Securities, Inc. toll-free at 800-294-1322, (3) Morgan Stanley & Co. LLC toll-free at 866-718-1649 or (4) Wells Fargo Securities, LLC toll-free at 800-645-3751.